UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 14, 2019

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

(d)   On January 14, 2019, the Board of Directors of McDonald's Corporation (the "Company") increased the size of the Company's Board of Directors (the "Board") by one to a total of 12 Directors and on the same date elected Paul Walsh as Director. The Board has not elected Mr. Walsh to any Board Committee at this time. The press release announcing Mr. Walsh's election to the Board is furnished as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*

99   Press Release of McDonald's Corporation issued January 14, 2019: Paul Walsh Elected to McDonald's Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 14, 2019   By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President, Associate General Counsel
and Assistant Secretary

Exhibit 99



Paul Walsh Elected to McDonald's Board of Directors

January 14, 2019 – McDonald's Corporation (NYSE: MCD) announced today that Paul S. Walsh has been elected to the Company's Board of Directors, effective as of January 14, 2019.

Walsh, 63, currently serves as Chairman of Compass Group PLC, a leading foodservice and support services company, a position he has held since February 2014. Walsh served as Chief Executive Officer of Diageo plc, a multinational beverage company, from 2000 to 2013, and as Chief Operating Officer in 2000. Prior to that, Walsh served as Chairman and President of The Pillsbury Company from 1996 to 1999.

"Paul is a proven global leader with a solid track record of success, and we are delighted to add his experience to our talented and diverse Board of Directors," said Enrique Hernandez, Jr., McDonald's Chairman of the Board. "His knowledge in areas such as consumer businesses, food service, and international operations will greatly benefit McDonald's."

"We are pleased to welcome Paul to our Board of Directors," said Steve Easterbrook, McDonald's President and Chief Executive Officer. "Paul is an exceptional leader who has developed and led world-class companies. With his extensive experience, he will bring insights that will be tremendously valuable as we continue to execute our growth strategy and become a better McDonald's."

Walsh serves as a Director of FedEx Corporation and RM2 International S.A. He will be stepping down down from the Board of Directors of Avanti Communications Group plc, where he currently serves as Chairman. Previously, Walsh served as a Director of HSBC Holdings plc, Unilever PLC and Ontex Group NV.

Walsh received a degree in Finance from Manchester Metropolitan University in 1977.

About McDonald's
McDonald's is the world's leading global foodservice retailer with over 37,000 locations in 120 markets around the world. Over 90 percent of McDonald's restaurants worldwide are owned and operated by independent local businessmen and women.

CONTACT:
Media
Andrea Abate
Andrea.Abate@us.mcd.com

Investors
Investor.Relations@us.mcd.com